Mail-Stop 4561
						March 22, 2007

Mr. Albert F. Buzzetti
President and Chief Executive Officer
Bancorp of New Jersey, Inc.
204 Main Street
Fort Lee, New Jersey 07024


Re:	Bancorp of New Jersey, Inc.
	Amendment No. 1 to Form S-4
	Filed March 15, 2007
	File No. 333-141124


Dear Mr. Buzzetti:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4
Proxy Statement
1. It appears to the staff that several additional items should that are part of the Plan of Acquisition should be unbundled and separately voted upon. They are the classified board, directors of the holding company, and the increase in authorized shares from 5,000,000 to 20,000,000. Please revise or advise.
2. Consider adding narrative to the Plan of Acquisition proposal indicating "with anti-takeover provisions".

Prospectus cover page
3. Revise to include a Prospectus cover page in the next pre-effective amendment. Include those items required by Item 501 of Regulation S-K.

Table of Contents
4. Revise to only include those items that will be included in the Prospectus and Annexes or Appendices thereto. In addition, the Proposals should reconcile with those listed on the shareholder letter, i.e., there are three proposals listed but only 2 appear herein.
5. Since the Bank of New Jersey is not S-3 eligible, you may not incorporate any information by reference. See Items 13 and 14 of Form S-4. Please include the information required by Item 14 of Form
S-4 apart from the financial statements.

Forward-Looking Statements
6. Revise to remove the reference to the private securities
Litigation Reform Act of 1995 or disclose that the Act and safe harbor do not apply to this filing. See Section 27A(a)(1) of the Securities Act of 1993.

Summary
7. Please revise to state that the Summary highlights the material information, not some of the information, contained in the proxy statement-prospectus.

Our Business, page 1
8. Revise the first paragraph to disclose the mailing address and phone number of the executive offices.

Plan of Acquisition, page 1
9. Revise to disclose the number of shares outstanding that will be exchanged. In addition, we note here and elsewhere in the summary your reference to the "Proposals;" however, they do not reconcile with the "Notice of Annual Meeting..." (the "Notice") insofar as the
"Notice" lists the plan of Acquisition as the third proposal and it is referred to as Proposal 2 herein. Please revise all the cross-references so that they match the order on the "Notice".
10. Revise to add another subsection and address the 2007 benefit plan for directors including the number of shares being registered for the plan.


Per Share Data, page 1
11. Please clarify whether the period ended December 31, 2006 is a quarter or longer.
Dissenters` Rights, page 2
12. Revise to briefly state what actions must not be taken or must be taken to perfect dissenters` rights and add a cross-reference to a fuller discussion of those rights and actions required by holders to perfect those rights.

Risk Factors
13. Please delete the second sentence of the preamble. It is not appropriate.
14. Some of your risk factors suggest that there can be no assurance about a particular outcome when the real risk is not the inability to give assurance, but the underlying facts. Please delete this and similar language.

Certain provisions of New Jersey law..., page 4
15. Revise to briefly discuss those provisions that may discourage a takeover attempt and add a cross-reference to a more complete discussion elsewhere in the Prospectus.

We have a limited operating history, page 4
16. Revise to disclose the accumulated deficit through December
31,
2006.

The holding company reorganization..., page 5
17. Revise to provide examples of corporate governance and business operations flexibility created by the reorganization.

Warrants could dilute ..., page 6
18. Noting the warrants will be assumed by the holding company, provide the staff with an analysis as to why the warrants do not require registration. Provide a similar analysis on all other outstanding derivative securities, e.g., the option and other benefit plans of the Bank. In this regard, what will happen to the Bank`s stock based benefit plans?

We may not be successful ..., page 6
19. Revise to provide management`s projection on the opening dates and also disclose costs incurred through December 31, 2006 as well as remaining cost through completion and opening.

We focus on lending ..., page 8
20. Consider adding, "with a significant amount of commercial lending" to the heading and address the increased risks related to these type loans.

Our allowance for loan losses..., page 8
21. Consider adding "due to our unseasoned portfolio", to the heading and address the fact that all $80 million in loans were made in 2006.

We are dependent upon certain..., page 9
22. Revise to disclose the details of the change in control agreements and the absence of any other employment agreements.

Information About Voting, page 10
23. Revise to add a Q&A for, "How do you perfect and assert dissenters` rights.

Compensation Committee Report, page 17
24. There is no Compensation Committee Report in Form S-4. Please revise.

Executive Officers, page 18
25. Revise to include the 5 year biographies of Mr. Buzzetti and Ms.
Spinner as the staff cannot locate this information on pages 13-
14.
26. In addition, revise to add the 5 year biographies of the director-nominees as required by Item 401 of Regulation S-K.

Compensation Discussion and Analysis, page 21
27. Please revise this section to discuss the process used by the compensation committee in determining which institutions would make up the peer businesses which were then used to determine the base salaries of the named executive officers.
28. We note your disclosure that you offer the named executive officers "generally" the same benefits offered to other employees. Please advise the staff regarding any benefits that you provide to the named executive officers which are different from those offered to other employees.

Director Compensation, page 24
29. We note that many of your directors hold warrants. Please advise the staff regarding the circumstances surrounding the grant of those warrants. In particular, please advise the staff whether the warrants were issued to the directors in their capacity as directors, as organizers of the Bank during its initial capitalization or for some other purpose.

Outstanding Equity Awards At Fiscal Year-End, page 23
30. The staff notes in footnote 12 to the financial statements
(page
48 of the Annual Report) that 20,000 options were vested at year-end, however, the table herein reflects 22,000. Please revise or advise.

Proposal 3
Plan of Acquisition, page 27
31. Revise to add a subsection for "Changes in Shareholders` Rights" and therein provide a discussion for each change in shareholders` rights before and after the holding company formation, e.g., anti-takeover provision, dissenters` rights, etc. In this regard, consider moving the disclosures on pages 35 through 38 to this Proposal before the "Accounting treatment " on page 29.

Material United States Federal Income Tax Consequences, page 30
32. Revise to state that the discussion is Pepper Hamilton`s tax opinion.

Consequences Under Federal Securities Laws, page 34
33. The proxy statement-prospectus is the prospectus, and the registration statement has been filed. Please revise.

Index of Exhibits, page 42
34. Revise Exhibit D in the Index to add parenthetically
("Dissenters` Rights").
35. Revise to switch exhibits 10.2 and 10.3 and they are currently reversed in the Index.








      *			*			*			*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.



      Please contact Michael Clampitt at (202) 551-3434 or me at
(202) 551-3418 with any other questions.





							Sincerely,



							Mark Webb
							Branch Chief
							Financial Services Group


CC:	Robert B. Murphy, Esq.
	Pepper Hamilton LLP
	Hamilton Square
	600 Fourteenth Street, N.W.
	Washington, DC 20005-2004
	Phone (202) 220-1454
	Facsimile (202) 220-1665




Mr. Albert F. Buzzetti
Bancorp of New Jersey, Inc.
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